Ballard Power Systems Inc.

News Release

Ballard Announces 2009 Achievements and 2010 Outlook Conference Call

For Immediate Release – January 14, 2010

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call on Thursday, February 4, 2010 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO will present Ballard’s 2009 achievements and provide an outlook for 2010.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information

Investor Relations:
Lori Rozali
+1.604.412.3195
investors@ballard.com

Public Relations:
Guy McAree
+1.604.412.7919
media@ballard.com